UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-17230 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

### FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                                         MM/DD/YY                               MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LADENBURG THALMANN & CO. INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

640 5TH AVENUE, 4TH FLOOR
_____
(No. and Street)

| NEW YORK | NY | 10019 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| CHRIS MITCHELL | 480-489-6024 | chris.mitchell@osaic.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DELOITTE & TOUCHE LLP
_____
(Name – if individual, state last, first, and middle name)

| 100 S MILL AVE #1800 | TEMPE | AZ | 85281 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 34 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, CHRIS MITCHELL _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LADENBURG THALMANN & CO. INC. _____, as of DECEMBER 31, _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: cmitchell _____

Digitally signed by cmitchell
Date: 2026.02.20 11:52:58 -07'00'

Title: CORPORATE TREASURER & FINANCIAL OPERATIONS PRINCIPAL

## This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION AND RELATED NOTES

Ladenburg Thalmann & Co. Inc.
(SEC File Number 8-17230)
(A wholly owned subsidiary of Osaic Holdings, Inc.)
As of December 31, 2025
With Report of Independent Registered Public Accounting Firm

# Ladenburg Thalmann & Co. Inc.

**(A wholly owned subsidiary of Osaic Holdings, Inc.)**
**Table of Contents**
**December 31, 2025**

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

GLOSSARY

Certain terms and abbreviations used throughout this report are defined below.

| Term or abbreviation | Definition |
| --- | --- |
| ASC | Accounting Standards Codification |
| ASU | Accounting Standards Update |
| CODM | Chief Operating Decision Maker |
| FASB | Financial Accounting Standards Board |
| FINRA | Financial Industry Regulatory Authority |
| GAAP | Generally Accepted Accounting Principles |
| Net Capital Rule | SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital |
| NYSE | New York Stock Exchange |
| OFSI | Osaic Financial Services, Inc. |
| OSA | Osaic, Inc. |
| OSHI | Osaic Holdings, Inc. |
| PAB | Proprietary account of a broker-dealer |
| SEC | Securities and Exchange Commission |
| U.S. | United States of America |

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

ii



**Deloitte & Touche LLP**
100 South Mill Avenue
Suite 1800
Tempe, AZ 85281-2804
USA

Tel:   +1 602 234 5100
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholder and Board of Directors of Ladenburg Thalmann & Co. Inc.:

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Ladenburg Thalmann & Co. Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 20, 2026

We have served as the Company's auditor since 2020.

# Ladenburg Thalmann & Co. Inc.
**(A wholly owned subsidiary of Osaic Holdings, Inc.)**
### Statement of Financial Condition
**(In Thousands, Except Par Value and Share Amounts)**
### December 31, 2025

| ASSETS | | |
|---|---|---|
| Cash and cash equivalents | $ | 47,591 |
| Receivables from broker-dealers and clearing firms | | 310 |
| Accounts receivable | | 2,162 |
| Goodwill | | 13,090 |
| Intangible assets, net | | 1,080 |
| Prepaid expenses and other assets | | 2,613 |
| Total assets | $ | 66,846 |
| | | |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| LIABILITIES: | | |
| Commissions payable | $ | 264 |
| Compensation payable | | 15,714 |
| Accounts payable and accrued expenses | | 935 |
| Payables to affiliates | | 3,741 |
| Other liabilities | | 777 |
| Total liabilities | | 21,431 |
| | | |
| Commitments and contingencies (Note 8) | | |
| | | |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, $0.01 par value; 1,000 shares authorized; 560 shares issued and outstanding | | — |
| Additional paid-in capital | | 111,753 |
| Accumulated deficit | | (66,338) |
| Total stockholder's equity | | 45,415 |
| Total liabilities and stockholder's equity | $ | 66,846 |

*See accompanying notes.*

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

## NOTE 1 – ORGANIZATION AND DESCRIPTION OF THE COMPANY

Ladenburg Thalmann & Co. Inc. (the "Company") is a wholly owned subsidiary of OSHI, which is an indirect wholly owned subsidiary of OFSI.

The Company is a full-service broker-dealer that has been a member of the NYSE since 1879 and is registered with FINRA, the Municipal Securities Rulemaking Board and the SEC pursuant to the Securities Exchange Act of 1934. Its broker-dealer activities include investment banking and sales and trading. The Company provides its services principally to middle market and emerging growth companies and high-net-worth individuals through a coordinated effort among corporate finance, capital markets, brokerage and trading professionals. The Company executes its clients' transactions on a fully disclosed basis through unaffiliated clearing firms which carry the accounts and securities of the Company's clients.

Management of the Company has performed an evaluation of subsequent events through February 20, 2026, which is the date the financial statement was available to be issued.

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

### Basis of Presentation

The financial statement was prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent liabilities at the date of the financial statement. Actual results could differ from those estimates and assumptions.

### Reportable Segment

The Company operates exclusively in the U.S. as one reportable segment as it only reports financial information on a consolidated basis to its CODM.

### Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The Company's cash equivalents include U.S. Treasury bills that have a maturity date of less than 90 days as of the date of purchase, which are measured at fair value. See "Note 3 – Fair Value Measurements" for additional details.

### Receivables from Broker-Dealers and Clearing Firms

The clearing operations for the Company's clients' securities transactions are provided by unaffiliated clearing firms. Receivables from broker-dealers and clearing firms primarily consist of cash balances held at these clearing firms which are due to the Company.

### Goodwill

Goodwill represents the excess of consideration transferred over the fair value of the net assets acquired in a business combination. Goodwill is not amortized but rather tested annually for impairment in the fourth fiscal quarter or more frequently as events occur which may indicate that the carrying amount may not be recoverable.

When testing goodwill for impairment, the Company may first assess qualitative factors to determine if it is more likely than not (i.e., a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. If, based on the qualitative analysis, the Company determines that it is more likely than not that a reporting unit's fair value is greater than its carrying amount, including goodwill, no further analysis is performed. If the Company determines that it is more likely than

not that a reporting unit's fair value is less than its carrying amount based on the qualitative analysis, the Company performs a quantitative analysis. In the first step of the quantitative analysis, the Company compares the fair value of a reporting unit to its carrying amount, including goodwill, to determine a potential impairment. If the fair value is less than the carrying amount, the Company performs the second step of the quantitative analysis which consists of comparing the implied fair value of the reporting unit's goodwill with the carrying amount of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, the Company recognizes an impairment loss equal to the difference between the implied fair value and the carrying amount.

## Intangible Assets, Net

Intangible assets consist of acquired intangible assets that are deemed to have finite lives and are amortized on a straight-line basis over their estimated useful lives, ranging up to 10 years. The Company monitors the operating and cash flow results related to its intangible assets to identify whether events or changes in circumstances indicate the remaining useful lives of those assets should be adjusted or if the carrying amount may not be recoverable. When indicators of impairment are present, recoverability is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated by the respective intangible asset. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the intangible asset exceeds the estimated fair value. For additional information, see "Note 4 – Intangible Assets, Net."

## Income Taxes

In preparing the financial statement, the Company estimates income tax expense based on various jurisdictions where it conducts business. This requires the Company to estimate current tax obligations and to assess temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. These temporary differences result in deferred tax assets and liabilities. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more likely than not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, it generally records a corresponding increase or decrease to tax expense. Management makes significant judgments in determining the income tax expense, deferred tax assets and liabilities and any valuation allowances recorded against the deferred tax assets. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial and regulatory guidance. These changes could have a material effect on the Company's Statement of Financial Condition in the period or periods in which they occur.

The Company recognizes the tax effects of a position in the financial statement only if it is more likely than not to be sustained based solely on its technical merits; otherwise, no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

The Company is included in the consolidated federal income tax return of OFSI. In addition, in those states that have a unitary structure, OFSI also plans to file consolidated returns which include the Company. Federal income taxes and state income taxes under unitary structures are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from OFSI. The amount of current taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. The Company uses the asset and liability method to account for federal and state taxes in accordance with authoritative guidance under U.S. GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax benefits and consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary differences are expected to reverse. The Company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which the Company is required to file on a separate return basis.

**Contingent Liabilities**

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a loss is determined to be probable, the estimated range of possible loss is based upon currently available information and is subject to significant judgment, a variety of assumptions and uncertainties. When a loss is probable and a range of possible loss can be estimated, the Company accrues the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the Company accrues the minimum amount in the range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal and regulatory proceedings in "Accounts payable and accrued expenses" in the Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors, including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and viability of the claim; the possibility of wrongdoing on the part of one of the Company's employees; previous results in similar cases; applicable indemnifications; and legal precedents and case law. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the amounts of the liability recorded for such matters. The costs of defense related to legal and regulatory matters are expensed in the period they are incurred. For additional information, see "Note 8 – Commitments and Contingencies."

**Recently Adopted Accounting Pronouncements**

*ASU 2023-09* — In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 470): Improvements to Income Tax Disclosures*. This ASU requires (i) annual disclosures of specific categories in the rate reconciliation, (ii) additional disclosures for items in the rate reconciliation which meet or exceed specified thresholds, and (iii) disaggregation of income taxes paid by jurisdiction. The amendments in this ASU were effective and adopted on January 1, 2025, and have been applied prospectively. The adoption of this ASU resulted in new income tax disclosures for the Company. See "Note 5 – Income Taxes" for details.

**Recently Issued Accounting Pronouncements Not Yet Adopted**

*ASU 2023-06* — In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. This ASU impacts the disclosure and presentation requirements of various topics within the Accounting Standards Codification ("Codification"), including, but not limited to, the statement of cash flows, accounting changes and error corrections, interim reporting, commitments, debt and equity. The amendments in this ASU are effective on the same date each amendment's removal from SEC Regulation S-X or SEC Regulation S-K is effective. If by June 30, 2027, the SEC has not removed the applicable disclosure and presentation requirements from SEC Regulation S-X or SEC Regulation S-K, the pending content in this ASU related to each respective amendment will be removed from the Codification and will not become effective. The amendments in this ASU should be applied prospectively and early adoption is prohibited. The Company does not expect the adoption of this ASU to have a material impact on its financial statement.

*ASU 2025-12* — In December 2025, the FASB issued ASU 2025-12, *Codification Improvements*. This ASU includes thirty-three items/areas of improvement which are expected to clarify, correct errors, or make minor improvements to the Codification in order to make the Codification easier to understand and apply. The amendments in this ASU are varied in nature and include, but are not limited to, updating examples, clarifying calculations, adding references to guidance, and removing previously superseded guidance within the Codification. This ASU is effective for the Company on January 1, 2027. The amendments in this ASU may be applied either prospectively or retrospectively, with early adoption permitted. Entities can elect prospective or retrospective adoption on an issue-by-issue basis. The Company is currently evaluating the guidance and the potential impact the adoption of this ASU will have on its financial statement.

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

5

**NOTE 3 – FAIR VALUE MEASUREMENTS**

ASC 820, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. However, the determination of what constitutes observable requires judgment. Management considers observable data to be market data, which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by independent sources that are actively involved in the relevant market.

The Company's fair value measurements are evaluated within the fair value hierarchy based on the nature of inputs used to determine the fair value at the measurement date. In accordance with ASC 820, the Company discloses the fair value of its investments in a hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Inputs, other than quoted prices, that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3: Inputs that are unobservable.

There have been no transfers of assets or liabilities into or out of Level 3 of the fair value hierarchy during the year ended December 31, 2025.

**Assets Measured at Fair Value on a Recurring Basis**

The following table presents the Company's hierarchy for assets measured at fair value on a recurring basis as of December 31, 2025 (in thousands):

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash equivalents | $ 42,951 | $ — | $ — | $ 42,951 |
| Securities owned | 233 | 1,430 | — | 1,663 |
| Total assets at fair value | $ 43,184 | $ 1,430 | $ — | $ 44,614 |

*Cash Equivalents*

The Company's cash equivalents primarily include U.S. Treasury bills that have a maturity date of less than 90 days as of the date of purchase. The fair value is based on quoted prices obtained from independent vendor services calculated on a settlement-date basis as of the close of the period, which are considered Level 1 inputs.

*Securities Owned*

Securities owned includes financial instruments, primarily warrants which may be received as compensation for services, related to the Company's investment banking and market making activities. When available, management uses quoted prices in active markets to determine the fair value of securities owned, which are classified within Level 1 of the fair value hierarchy. For financial instruments that are traded in secondary markets, management uses prices from the most recent market trades to determine the fair value. When market prices for identical instruments do not exist, management utilizes valuation techniques, including the Black-Scholes option pricing model to estimate the fair value of warrants. This model

takes into account the underlying securities' current market value, the market volatility of the underlying securities, the term of the warrants, exercise price and risk-free rate of return. Securities valued using prices from inactive markets and valuation techniques are classified within Level 2 of the fair value hierarchy.

Common stock may also be received as compensation for investment banking services. These securities are restricted and may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of Securities Act Rule 144, including the requisite holding period. Restricted common stock is classified within Level 2 of the fair value hierarchy and is valued based on quoted prices obtained from an independent pricing vendor.

Securities owned are included in "Prepaid expenses and other assets" in the Statement of Financial Condition.

**Assets and Liabilities Not Measured at Fair Value**

The Company's financial instruments not measured at fair value include receivables from broker-dealers and clearing firms, accounts receivable, certain prepaid expenses and other assets, commissions payable, compensation payable, accounts payable and accrued expenses, payables to affiliates, and other liabilities. The carrying value approximates fair value for these assets and liabilities.

**NOTE 4 – INTANGIBLE ASSETS, NET**

**Intangible Assets, Net**

Intangible assets, net consisted of the following as of December 31, 2025 (dollars in thousands):

| | Weighted-Average Life Remaining (in years) | Gross Carrying Value | Accumulated Amortization | Net Carrying Value |
|---|---|---|---|---|
| Trade name | 4.1 | $ 3,215 | $ (2,135) | $ 1,080 |
| Capital market relationships | — | 10,356 | (10,356) | — |
| Trading relationships | — | 1,961 | (1,961) | — |
| Total intangible assets | | $ 15,532 | $ (14,452) | $ 1,080 |

## NOTE 5 – INCOME TAXES

The following table presents the components of deferred tax assets and liabilities as of December 31, 2025 (in thousands):

| | | |
|---|---|---:|
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ | 2,715 |
| Accrued compensation | | 1,128 |
| Fixed assets | | 313 |
| Accrued expenses | | 178 |
| Other | | 194 |
| Total deferred tax assets | | 4,528 |
| Less: Valuation allowance | | (3,991) |
| Total deferred tax assets, net | | 537 |
| Deferred tax liabilities: | | |
| Intangible assets | | (340) |
| Prepaid expenses | | (155) |
| Operating lease right-of-use assets | | (42) |
| Total deferred tax liabilities | | (537) |
| Deferred tax liabilities, net | $ | — |

The Company does not expect to utilize the net operating loss carryforwards or other deferred tax assets not offset by deferred tax liabilities and therefore has established a valuation allowance on these deferred tax assets.

The Company accrues interest and penalties related to any unrecognized tax benefits in income tax expense. As of December 31, 2025, the Company had no liability recorded for unrecognized tax benefits.

The Company files income tax returns in the federal jurisdiction, as well as most state jurisdictions, which are subject to routine examinations by the respective taxing authorities. In the federal jurisdiction, the tax years of 2022 to 2025 remain open to examination, and in the state jurisdictions, the tax years of 2021 to 2025 remain open to examination as of December 31, 2025.

## NOTE 6 – RELATED PARTY TRANSACTIONS

"Payables to affiliates," as shown on the Statement of Financial Condition, are generally settled in cash on a monthly basis. OSA, which is a wholly owned subsidiary of OSHI, allocates certain expenses to the Company which results in payables to OSA.

## NOTE 7 – NET CAPITAL REQUIREMENTS AND EXEMPTIONS

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and client-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to periodic examinations and supervision by various governmental and self-regulatory organizations. Certain withdrawals, including the payment of dividends, require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than the minimum requirements.

The Company is subject to the SEC's Net Capital Rule, which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital of (i) the greater of $250,000 or 2% of aggregate debit balances arising

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

8

from client transactions under the alternative method or (ii) the greater of $250,000 or the minimum net capital required per the market maker requirements. The Company meets the definition of a market maker per the Net Capital Rule, therefore the capital requirements for market makers under SEC Rule 15c3-1(a)(4) apply. Per this section of the rule, the Company is required to maintain minimum net capital in an amount of $2,500 for each security in which it makes a market, unless a security in which it makes a market has a market value of $5 or less. In instances where the security has a market value of $5 or less, the amount of net capital is $1,000 for each such security. The calculation is based on the average number of markets made by the Company in the 30 days immediately preceding the computation date. The Company enters into certain contractual securities underwriting commitments, which can impact the Company's net capital on a daily basis.

The net capital and net capital requirements for the Company as of December 31, 2025 are summarized in the following table (in thousands):

| Net Capital | | Required Minimum Net Capital | | Excess Net Capital | |
|---|---|---|---|---|---|
| $ | 26,655 | $ | 250 | $ | 26,405 |

The Company is exempt from the computation for the determination of customer and PAB account reserve requirements and possession or control requirements under SEC Rule 15c3-3(k)(2)(ii) and because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

## NOTE 8 – COMMITMENTS AND CONTINGENCIES

### Legal and Regulatory Matters

The Company is subject to claims and lawsuits arising in the normal course of business. The Company maintains errors and omissions insurance for certain claims and lawsuits. Amounts not covered by indemnification or insurance, including amounts less than the insurance deductible, will be paid directly by the Company. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or other inquiries. These matters could result in censures, fines, penalties or other sanctions.

On March 4, 2022, a purported class action complaint was served on the Company. That action was filed in the Superior Court for Los Angeles County, California against Ontrak, Inc. ("Ontrak"), its officers and directors and nine firms that underwrote three securities offerings, which raised approximately $94 million, in 2020. The Company was one of the underwriters of two of the offerings, and the Company raised approximately $18.7 million for those offerings. The complaint alleges, among other things, that the offering materials were misleading, and contained untrue statements of and omissions of material facts, based on failures to disclose significant issues with Ontrak's largest customers that materially jeopardized its business, and that the underwriters are liable for violations of federal securities laws. The plaintiff seeks an unspecified amount of compensatory damages as well as other relief. On October 4, 2022, the court overruled the defendants' demurrer, allowing the case to proceed. In October 2023, the court certified a class as to certain of the claims under federal securities laws. On August 29, 2025, Ontrak filed a voluntary petition for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code; the pending litigation continues against the underwriter defendants notwithstanding the bankruptcy stay as to Ontrak. The Company intends to vigorously defend against these claims.

As of December 31, 2025, the Company accrued approximately $0.6 million for legal and regulatory matters. Refer to "Note 2 – Significant Accounting Policies and Basis of Presentation" for a discussion of the criteria for recognizing liabilities for contingencies. The Company may incur losses in addition to amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable. The Company estimates that the aggregate range of reasonably possible losses in excess of amounts accrued is from $0 to $9.4 million as of December 31, 2025. This estimated aggregate range of reasonably possible losses is based upon currently available information and takes into account the Company's best estimate of reasonably possible losses for matters as to which an estimate can be made. For certain matters, the Company does not believe an estimate can currently be made as some matters are in preliminary stages and some matters have no specific amounts claimed. The Company's estimate involves

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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significant judgment given the varying stages of the proceedings and the inherent uncertainty of predicting outcomes. The estimated range will change from time to time as the underlying matters, stages of proceedings and available information change. Actual losses may vary significantly from the current estimated range. The Company believes, based on its current knowledge and after consultation with counsel, that the ultimate disposition of these legal and regulatory matters, individually or in the aggregate, is not likely to have a material adverse effect on the Company's financial condition. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period.

## Indemnifications

In the normal course of business, the Company provides indemnifications and guarantees to certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The Company has not recorded any contingent liability in the financial statement for these indemnifications as any potential payments under these agreements cannot be estimated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed, or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company has not recorded any contingent liability in the financial statement for these indemnifications as any potential payments under these agreements cannot be estimated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur.

## Clearing Firms

In the normal course of business, the Company's client activities involve the execution, settlement and financing of various client securities transactions. The Company uses unaffiliated clearing firms to execute certain client transactions. Such transactions may expose the Company and the clearing firms to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which clients may incur. In the event clients fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the clients' obligations. The Company does not expect nonperformance by clients. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any potential losses will be material.

## Concentrations of Credit Risk

The Company has receivables from unaffiliated clearing firms, which represent a concentration of credit risk should these clearing firms be unable to fulfill their obligations. Based on management's analysis and historical collections, there is no allowance established for receivables from unaffiliated clearing firms as of December 31, 2025 as the amounts are considered collectible.

The Company maintains cash in bank deposit accounts at nationally recognized financial institutions, which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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**NOTE 9 – SEGMENTS**

The Company operates exclusively in the U.S. as one reportable segment and is managed on a consolidated basis. The Company is a full-service broker-dealer and provides investment banking services, as well as sales and trading services. For additional details about the Company's services, refer to "Note 1 – Organization and Description of the Company."

The Company's CODM is the Treasurer and Financial Operations Principal of the Company, who is also the Treasurer of OSHI. The CODM evaluates the Company's performance and makes decisions about resource allocations based on net income or loss and net capital, which is not a measure of profit or loss. The CODM utilizes the monthly net capital analysis, which is impacted by the Company's net income or loss, to determine what, if any, capital may be withdrawn and distributed to the parent company, or if a capital contribution is needed.

For additional information relating to the Company's net capital, refer to "Note 7 – Net Capital Requirements and Exemptions."